File No. 812-[●]

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

ETF MANAGERS TRUST
ETF MANAGERS GROUP LLC

30 Maple Street, 2nd Floor

Summit, NJ 07901

Application for an Order under Section 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the “Act”), for exemptions from Sections 12(d)(1)(A), 12(d)(1)(B), and 12(d)(1)(C) of the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions from Section 17(a) of the Act.

All communications to:

Eric D. Simanek, Esq.

Sullivan & Worcester LLP

1666 K Street, N.W.

Washington, D.C. 20006
Phone: 202-775-1232

Page 1 of 26 sequentially numbered pages (including exhibits).

As filed with the Securities and Exchange Commission on January 6, 2020.

I.        Introduction

A.	Summary of Application

ETF Managers Trust (the “Trust”), a registered open-end management investment company that offers one or more series of shares (each a “Series,” and collectively, the “Series”) and ETF Managers Group LLC1 (the “Adviser,” and together with the Trust, the “Applicants”) hereby apply for and request from the U.S. Securities and Exchange Commission (“Commission”) an order as described below (“Order”). Applicants ask that the requested order apply not only to the existing Series of the Trust (“Existing Funds”), but that the order also extend to any future Series of the Trust and any other existing or future registered open-end management investment companies and any series thereof that are part of the same “group of investment companies,” as defined in Section 12(d)(l)(G)(ii) of the Act, as the Trust is, or may in the future be, advised by the Adviser or any other investment adviser controlling, controlled by, or under common control with the Adviser2 (together with the Existing Funds, each series a “Fund,” and collectively, the “Funds”).

Applicants request that the Commission issue an order under Section 12(d)(1)(J) of the Act exempting them from the limitations set forth in Sections 12(d)(1)(A), 12(d)(1)(B), and 12(d)(1)(C) of the Act (“Funds of Funds Relief”) to the extent necessary to permit:

(1)       each Fund that relies on the Order (each, a “Fund of Funds,” and collectively, the “Funds of Funds”) to acquire shares of registered open-end management investment companies (each, an “Unaffiliated Open-End Investment Company”), registered closed-end management investment companies, and “business development companies,” as defined by Section 2(a)(48) of the Act (each, a “BDC”)3 (each registered closed-end management investment company and each BDC, an “Unaffiliated Closed-End Investment Company” and, together with the Unaffiliated Open-End Investment Companies, the “Unaffiliated Investment Companies”), and registered unit investment trusts (“UITs”) (collectively, “Unaffiliated UITs” and together with the Unaffiliated Investment Companies, the “Unaffiliated Funds”), in each case, that are not in the same “group of investment companies” as the Funds of Funds;4

1 All references herein to the term “Adviser” include any successors in interest to ETF Managers Group LLC. For purposes of the requested order, a “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

2 The term “Adviser” includes (i) the Adviser, and (ii) any entity controlling, controlled by, or under common control with the Adviser that serves as an investment adviser to the Funds.

3 While BDCs are not required to register under the Act, they are subject to the provisions of Sections 55 through 65 thereof. Applicants do not believe that investments in BDCs present any particular considerations or concerns that may be different from those presented by investments in registered closed-end investment companies. Shares of certain BDCs, like shares of registered closed-end investment companies, are traded on a national securities exchange, thereby providing investors with the same degree of liquidity as other publicly traded investments. In addition, BDCs are registered under the Securities Exchange Act of 1934, as amended (“1934 Act”), and their shares are registered under the Securities Act of 1933, as amended (“1933 Act”), and are subject to registration and reporting requirements under those two statutes. Accordingly, the Applicants do not believe, for purposes of the relief requested herein, there are any fundamentally different issues between investments in BDCs and investments in registered closed-end investment companies.

4 For purposes of this application (“Application”), the term “group of investment companies” means any two or more registered investment companies, including closed-end investment companies and BDCs, that hold themselves out to investors as related companies for purposes of investment and investor services.

(2)       Unaffiliated Funds, their principal underwriters, and any broker or dealer registered under the 1934 Act (“Broker”) to sell shares of such Unaffiliated Funds to the Funds of Funds;

(3)       Funds of Funds to acquire shares of registered open-end management investment companies (each an “Affiliated Open-End Investment Company”), registered closed-end management investment companies, and BDCs (each an “Affiliated Closed-End Investment Company,” and, together with the Affiliated Open-End Investment Companies, the “Affiliated Investment Companies”),5 and registered UITs (collectively, “Affiliated UITs”)6 (if any), in the same group of investment companies as the Funds of Funds (collectively, the “Affiliated Funds”); and

(4)       Affiliated Funds, their principal underwriters, and any Broker to sell shares of the Affiliated Funds to the Funds of Funds.

Applicants also request that the Commission issue an order under Sections 6(c) and 17(b) of the Act exempting the transactions described in clauses (1) through (4) above from Section 17(a) of the Act (“Section 17(a) Relief”) to the extent necessary to permit Unaffiliated Funds and Affiliated Funds (collectively, “Underlying Funds”)7 to sell their shares to Funds of Funds and to redeem their shares from Funds of Funds as and to the extent described in this Application. Funds of Funds Relief and Section 17(a) Relief are collectively referred to herein as “Requested Relief.”

All existing entities that intend to rely on the Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of this Application and the Order.

5 Unaffiliated Investment Companies and Affiliated Investment Companies are collectively referred to herein as “Underlying Investment Companies.”

6 Unaffiliated UITs and Affiliated UITs are collectively referred to herein as “Underlying UITs.”

7 A Fund of Funds may invest in Unaffiliated Funds and/or Affiliated Funds. Certain of the Underlying Funds registered under the Act as either UITs or open-end management investment companies may have requested and obtained exemptions from the Commission necessary to permit their shares to be listed and traded on a national securities exchange at negotiated prices and, accordingly, to operate as exchange traded funds (collectively, “ETFs” and each an “ETF”). Funds that are ETFs will not rely on this relief to the extent they rely on other exemptive relief from Sections 12(d)(1)(A) and (B) allowing other unaffiliated funds of funds to invest in those Funds in excess of the Section 12(d) limits. In addition, certain of the Underlying Funds may in the future pursue their investment objectives through a master-feeder arrangement in reliance on Section 12(d)(1)(E) of the Act. Each Fund of Funds may invest in an Underlying Fund that operates as a feeder fund in a master-feeder arrangement. In accordance with Condition 12 herein, a Fund of Funds may not invest in an Underlying Fund that operates as a feeder fund unless the feeder fund is part of the same group of investment companies as its corresponding master fund or the Fund of Funds. If a Fund of Funds invests in an Affiliated Fund that operates as a feeder fund and the corresponding master fund is not within the same group of investment companies as the Fund of Funds and Affiliated Fund, the master fund would be an Unaffiliated Fund for purposes of this Application and its conditions. In addition, certain Underlying Investment Companies (or their respective master funds) may invest up to 25% of their assets in a wholly-owned and controlled subsidiary of the Underlying Investment Company (or its respective master fund), organized under the laws of the Cayman Islands as an exempted company or under the laws of another non-U.S. jurisdiction (each, a “Wholly-Owned Subsidiary”), in order to invest in commodity-related instruments and certain other instruments. For an Underlying Investment Company (or its respective master fund) that invests in a Wholly-Owned Subsidiary, an investment adviser to the Underlying Investment Company (or its respective master fund) would serve as investment adviser to the Wholly-Owned Subsidiary.

II.        Applicants

A.	The Trust

The Trust is organized as a Delaware statutory trust and is registered with the Commission as an open-end management investment company under the Act. The Trust has more than one Series, each of which has its own investment objectives and principal investment strategies. The Trust offers and sells its shares pursuant to a registration statement on Form N-1A filed with the Commission under the 1933 Act and the Act (“Registration Statement”), and any future Trust will be so registered. The Trust is managed by its board of trustees (the “Board”) consisting of Trustees, the majority of whom are Independent Trustees.8

A Fund of Funds may serve as a funding vehicle for variable annuity and variable life contracts (“Contracts,” and owners of such Contracts, “Contract Owners”) offered through separate accounts that are registered under the Act (“Registered Separate Accounts”) or exempt from registration under the Act (“Unregistered Separate Accounts,” and together with Registered Separate Accounts, “Separate Accounts”).

B.	The Adviser

The Adviser is organized as a limited liability company established in Delaware and is registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Any other Adviser will be registered with the Commission as an investment adviser under the Advisers Act. The Adviser serves as the investment adviser for each of the Funds. The Adviser, subject to the oversight and authority of the Board, will develop the overall investment program for each Fund pursuant to an investment management agreement between the Adviser and the Trust. The Adviser may enter into subadvisory agreements with one or more additional investment advisers to act as “subadvisers” with respect to particular Funds (each, a “Subadviser” and collectively, the “Subadvisers”). Any Subadviser to a Fund of Funds will be registered with the Commission as an investment adviser under the Advisers Act or not be subject to such registration. Under the Adviser’s supervision, a Subadviser may manage the investment and reinvestment of a Fund’s assets in accordance with the Fund’s investment objective. In other cases, a Subadviser may provide the strategy for a Fund, while the Adviser will manage the investment and reinvestment of the Fund’s assets in accordance with the Fund’s investment objective and the aforementioned strategy.

III.        Investment Strategies of the Funds

Each Fund is structured as an open-end management investment company with distinct investment objectives and strategies. Certain Funds are structured or will be structured as “funds of funds,” as they invest or will invest a portion or all of their assets in the securities of investment companies. Because certain Funds invest or will invest in the shares of the Underlying Funds, they are or will be subject to the limitations of Section 12(d)(1) of the Act, which, as described in further detail below, limits the ability of investment companies to invest their assets in, or sell their assets to, other investment companies. Prior to obtaining the Requested Relief, certain Funds invest or may invest in the Underlying Funds in reliance on Section 12(d)(1)(F) or Section 12(d)(1)(G).

8 The term “Board,” as used in this Application, shall refer to the board of directors or trustees of an entity.

IV.        Applicable Law and Legal Analysis For Relief Requested In This Application

A.	Section 12(d)(1) Relief

1.	Explanation of Section 12(d)(1)

Section 12(d)(1) of the Act generally makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by another investment company except in accordance with the limits set forth in that Section.9 Section 12(d)(1) of the Act was enacted to prevent unregulated pyramiding of investment companies and the abuses that are perceived to arise from such pyramiding, such as:

•	duplicative costs;

•	the exercise of undue influence or control over the underlying funds; and

•	the complexity of such arrangements.[10]

Specifically, Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring the securities of any other investment company if, immediately after the acquisition: (a) the acquiring company owns more than 3% of the total outstanding voting stock of the acquired company, (b) the value of the securities of the acquired company exceeds 5% of the total assets of the acquiring company, or (c) the aggregate value of those securities and the securities of all other investment companies owned by the acquiring company exceeds 10% of its total assets.

Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter, and any broker or dealer from selling or otherwise disposing of any of the shares of the investment company to another investment company if immediately after such sale or disposition: (a) more than 3% of the total outstanding voting stock of the acquired company is owned by the acquiring company and any company or companies controlled by it, or (b) more than 10% of the total outstanding voting stock of the acquired company is owned by the acquiring company and other investment companies and companies controlled by them.

Section 12(d)(1)(C) prohibits an investment company from purchasing or otherwise acquiring any security issued by a registered closed-end investment company, if immediately after such purchase or acquisition the acquiring company, other investment companies having the same investment adviser, and companies controlled by such investment companies, own more than 10% of the total outstanding voting stock of such closed-end company.

2.	Request for an Order of Exemption Pursuant to Section 12(d)(1)(J)

Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. Therefore, Applicants request an exemption under Section 12(d)(1)(J) of the Act from the limitations of Sections 12(d)(1)(A), 12(d)(1)(B), and 12(d)(1)(C) of the Act to the extent necessary to permit: (i) the Funds of Funds to acquire shares of Underlying Funds in excess of the limits set forth in Section 12(d)(1)(A) and 12(d)(1)(C) of the Act, and (ii) each Underlying Fund that is a registered open-end management investment company or series thereof, their principal underwriters, and any Broker to sell shares of the Underlying Funds to the Funds of Funds in excess of the limits set forth in Section 12(d)(1)(B) of the Act. For the reasons discussed below, the proposed arrangement will not give rise to the policy concerns, each discussed specifically below, which underlie Sections 12(d)(1)(A), 12(d)(1)(B), and 12(d)(1)(C) of the Act. Accordingly, Applicants believe that the requested exemptions are consistent with the public interest and protection of investors.

9 Section 12 of the Act is made applicable to business development companies by Section 60 of the Act.

10 See Report of the SEC on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966) (“PPI Report”).

3.	No Undue Influence

Applicants submit that the proposed structure will not result in the exercise of undue influence by any Fund of Funds or its affiliated persons over the Underlying Funds. The concern about undue influence does not arise in connection with a Fund of Funds’ investment in the Affiliated Funds, because they are part of the same group of investment companies, nor does it arise with respect to Unaffiliated Investment Companies, which each will operate independently as determined by its own Board and management. Moreover, Applicants represent that, to the extent they are relying on the requested order, they will not invest in the Underlying Funds with the purpose of, or with the effect of, changing or influencing the control of the Underlying Funds, or in connection with or as a participant in any transaction having that purpose or effect; and they will not take any action to influence the investment advisers or Boards of the Underlying Funds.11

Additionally, to limit the control a Fund of Funds or its affiliated persons may have over an Unaffiliated Fund, Applicants propose Condition 1 so that:

•	The Adviser and any person controlling, controlled by, or under common control with the Adviser, and any investment company and any issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the Act advised or sponsored by the Adviser or any person controlling, controlled by, or under common control with the Adviser (collectively, “Group”) will not control (individually or in the aggregate) any Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act; and

•	any Subadviser to a Fund of Funds and any person controlling, controlled by, or under common control with the Subadviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Subadviser or any person controlling, controlled by, or under common control with the Subadviser (collectively, the “Subadviser Group”) will not control (individually or in the aggregate) any Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act.

Also, Applicants have addressed the concern that Unaffiliated Closed-End Investment Companies may be unduly influenced by a holder’s ability to vote a large block of stock. The concern arises because closed-end funds are required to hold annual meetings at which directors are elected and shareholder proposals respecting a variety of matters relating to the management and operations of the funds may be presented, including, among other things, proposals to terminate the investment advisory contract or to convert the fund to an open-end fund. By contrast, open-end funds are not required to hold shareholder meetings except in special circumstances. As the Commission observed in the PPI Report, “although the acquisition of the stock of closed-end companies does not pose the same problem of control through the right of redemption, the power to vote a significant block of stock of a closed-end company may represent the potential for exercise of control.”12

11 Applicants acknowledge the requirement to file a Schedule 13G with the Commission with respect to beneficial ownership of more than 5% of any equity security issued by a closed-end fund.

Therefore, proposed Condition 1 will require, with respect to any Fund of Fund’s investments in an Unaffiliated Closed-End Investment Company, (i) each member of the Group or Subadviser Group that is an investment company or an issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act to vote its shares of such Unaffiliated Closed-End Investment Company in the manner prescribed by Section 12(d)(1)(E) of the Act, and (ii) each other member of the Group or Subadviser Group to vote its shares of such Unaffiliated Closed-End Investment Company in the same proportion as the vote of all other holders of the same type of such Unaffiliated Closed-End Investment Company’s shares. Further, if, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, the Group or the Subadviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of such Unaffiliated Fund, then the Group or the Subadviser Group (except for any member of the Group or the Subadviser Group that is a Separate Account) will vote its shares of such Unaffiliated Fund in the same proportion as the vote of all other holders of such Unaffiliated Fund’s shares. A Registered Separate Account will seek voting instructions from its Contract Owners and will vote its shares of an Unaffiliated Fund in accordance with the instructions received and will vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received. An Unregistered Separate Account will either: (i) vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares; or (ii) seek voting instructions from its Contract Owners and vote its shares of the Unaffiliated Fund in accordance with the instructions received and vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received. This condition will not apply to the Subadviser Group with respect to an Unaffiliated Fund for which the Subadviser or a person controlling, controlled by, or under common control with the Subadviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated UIT). Applicants believe that proposed Condition 1 protects Unaffiliated Closed-End Investment Companies from undue influence by a Fund of Funds.

To further limit the potential for undue influence by a Fund of Funds and/or its affiliated persons over an Unaffiliated Fund, Applicants propose Condition 2 which precludes a Fund of Funds or the Adviser, any Subadviser, promoter, or principal underwriter of a Fund of Funds, as well as any person controlling, controlled by, or under common control with any of those entities (each, a “Fund of Funds Affiliate”) from taking advantage of an Unaffiliated Fund with respect to transactions between a Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or its investment adviser(s), sponsor, promoter, and principal underwriter and any person controlling, controlled by, or under common control with any of those entities (each, an “Unaffiliated Fund Affiliate”). No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in shares of an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

12 PPI Report at 324.

In seeking to limit the potential for undue influence and conflicts of interest, Applicants propose Condition 3, which requires that, prior to investing in Unaffiliated Funds, the Board of each Fund of Funds, including a majority of the directors or trustees who are not “interested persons” as defined in Section 2(a)(19) of the Act (“Independent Trustees”), will adopt procedures reasonably designed to ensure that the Adviser and any Subadviser to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration the Fund of Funds or a Fund of Funds Affiliate receives from an Unaffiliated Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions.

Further, proposed Condition 4 provides that once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated Investment Company, including a majority of its Independent Trustees, will determine that any consideration paid by the Unaffiliated Investment Company to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition will not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser, or any person controlling, controlled by, or under common control with such investment adviser.

In addition, Applicants have addressed concerns regarding undue influence and conflicts of interest by proposing Condition 5 which provides that no Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor of an Unaffiliated UIT) will cause an Unaffiliated Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an officer, director, trustee, advisory board member, investment adviser, subadviser, or employee of the Fund of Funds, or a person of which any such officer, director, trustee, investment adviser, subadviser, member of an advisory board, or employee is an affiliated person (each, an “Underwriting Affiliate,” except any person whose relationship to the Unaffiliated Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate). An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is referred to as an “Affiliated Underwriting.”

Furthermore, Applicants have proposed Condition 6, which requires that, prior to an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeding the limit of Section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated Investment Company, including a majority of its Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Investment Company will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the Fund of Funds’ investment in such Unaffiliated Investment Company. The Board of the Unaffiliated Investment Company will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

Also, proposed Condition 7 requires that the Unaffiliated Investment Company will keep records concerning its purchases in Affiliated Underwritings. Specifically, the Unaffiliated Investment Company will maintain and preserve permanently, in an easily accessible place, a written copy of the procedures described above, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each such purchase made once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

To further ensure that an Unaffiliated Investment Company understands and appreciates the implications of a Fund of Funds’ investment under the Requested Relief, proposed Condition 8 requires, prior to its investment in the shares of an Unaffiliated Investment Company in excess of the limit of Section 12(d)(1)(A)(i) of the Act, that a Fund of Funds and the Unaffiliated Investment Company will execute an agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order (“FOF Participation Agreement”). At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment. At such time, the Fund of Funds also will transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list of names as soon as reasonably practicable after a change occurs. The Unaffiliated Investment Company and the Fund of Funds will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place. An Unaffiliated Investment Company (other than an ETF or an Unaffiliated Closed-End Investment Company whose shares are purchased by a Fund of Funds in the secondary market) will retain its right at all times to reject any investment by a Fund of Funds.13

4.	No Excessive Layering of Fees

Applicants submit that the funds of funds structure as described herein will not result in excessive layering of fees. Based on the proposed structure, Applicants do not believe that the funds of funds arrangement will result in excessive layering of fees because the arrangement includes safeguards designed to address this issue. Within the structure, the Underlying Funds may pay advisory fees to their respective adviser. In addition, the Underlying Funds will pay fees to their respective service providers for all other services relating to their operations, including custody, transfer agency, and fund administration (e.g., compliance and fund accounting). Underlying Funds may also impose Rule 12b-1 fees or service fees from which payments are made to third parties for providing administrative, sub-transfer agency, or other services beneficial to shareholders. Applicants acknowledge that the shareholders of each Fund of Funds indirectly will pay their proportionate share of any Underlying Fund fees and expenses.

13 An Unaffiliated Investment Company, including an ETF or an Unaffiliated Closed-End Investment Company, would retain its right to reject any initial investment by a Fund of Funds in excess of the limits in Section 12(d)(1)(A)(i) of the Act by declining to execute the FOF Participation Agreement with the Fund of Funds. In addition, subject solely to the giving of notice to a Fund of Funds and the passage of a reasonable notice period, an Unaffiliated Fund could terminate an FOF Participation Agreement with the Fund of Funds. The terms of the FOF Participation Agreement will specify that the obligations of the Unaffiliated Fund and its Board related to shares already purchased and held by a Fund of Funds will survive termination of the FOF Participation Agreement until the Fund of Funds reduces its holdings in the Unaffiliated Fund below the limit set forth in Section 12(d)(1)(A)(i) of the Act.

Applicants observe that each Fund of Funds will also pay its own advisory, administrative, custody, transfer agency, legal, accounting, and other expenses. Such services to the Funds of Funds are different from the services provided to the Underlying Funds because each Fund of Funds is a separate entity with its own advisory, administrative, compliance, record keeping, and custody needs.

However, to ensure that the investment advisory or management fees are not duplicative, Applicants propose Condition 9, which requires that prior to reliance on the requested order and subsequently in connection with the approval of any investment advisory or management contract under Section 15 of the Act, the Board of each Fund of Funds, including a majority of its Independent Trustees, will find that the advisory fees charged under a Fund or Funds’ advisory contract(s) are based on services that are in addition to, rather than duplicative of, services provided pursuant to any Underlying Fund’s advisory contract. Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.

In addition, in accordance with proposed Condition 10, the Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to Rule 12b-1 under the Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or an affiliated person of the Adviser by the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund.

Applicants also propose Condition 11, so that, with respect to Registered Separate Accounts that invest in a Fund of Funds, no sales load will be charged at the Fund of Funds level or at the Underlying Fund level. Other sales charges and services fees, as defined in Rule 2341 of the consolidated Financial Industry Regulatory Authority (“FINRA”) rulebook (“FINRA Rule 2341”), if any, will only be charged at the Fund of Funds level or at the Underlying Fund level, not both. With respect to other investments in a Fund of Funds, any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds as set forth in FINRA Rule 2341. In this regard, Applicants note that, with respect to ETFs and closed-end funds, including traded BDCs, shares of ETFs and closed-end funds, including traded BDCs, generally are purchased in the secondary market without sales loads (although a Fund of Funds may incur customary brokerage commissions) and closed-end funds, including BDCs, and most ETFs do not pay 12b-1 fees. In addition, Applicants represent that a Fund of Funds will not invest in reliance on the order in BDCs or closed-end investment companies that are not listed and traded on a national securities exchange. Accordingly, there should be no concern of layering of sales loads and 12b-1 fees when the Underlying Fund is a closed-end fund, including a BDC, or an ETF.

5.	Structure is Not Overly Complex

Applicants assert that the proposed arrangement will not create an overly complex fund structure that would confuse investors, because no Underlying Fund (or its respective master fund) will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund (or its respective master fund): (a) acquires such securities in compliance with Section 12(d)(1)(E) of the Act and either is an Affiliated Fund or is in the same group of investment companies as its corresponding master fund; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund (or its respective master fund) to: (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in inter-fund borrowing and lending transactions; or (d) invests in a Wholly-Owned Subsidiary that is a wholly-owned and controlled subsidiary of the Underlying Fund (or its respective master fund) as described in the Application.

Certain of the Underlying Investment Companies (or their respective master funds) may invest up to 25% of their assets in a Wholly-Owned Subsidiary (e.g., a subsidiary organized under the laws of the Cayman Islands as an exempted company) for the purpose of assuring that the Underlying Investment Companies (or their respective master funds) continue to qualify as regulated investment companies (“RICs”) under Subchapter M of the Internal Revenue Code. The use of a Wholly-Owned Subsidiary in this limited context and for this limited purpose does not raise additional concerns about undue influence, layering of fees, and complex structures that Section 12(d)(1) was designed to prevent. Applicants represent that, with respect to each Underlying Investment Company in which a Fund of Funds will invest that has a Wholly-Owned Subsidiary: (1) such Underlying Investment Company will be the sole and legal beneficial owner of its Wholly-Owned Subsidiary; (2) an investment adviser to such Underlying Investment Company will manage the investments of both the Underlying Investment Company and its Wholly-Owned Subsidiary; (3) such Underlying Investment Company’s investment in the Wholly-Owned Subsidiary enables the Underlying Investment Company to continue to qualify as a RIC; and (4) there will be no inappropriate layering of fees and expenses as a result of such Underlying Investment Company investing in a Wholly-Owned Subsidiary. An Underlying Investment Company (or its respective master fund) that invests in a Wholly-Owned Subsidiary will consolidate its financial statements with the Wholly-Owned Subsidiary’s financial statements, provided that U.S. GAAP or other applicable accounting standards permit consolidation. In assessing compliance with the asset coverage requirements under Section 18(f) of the Act, an Underlying Investment Company (or its respective master fund) will deem the assets, liabilities, and indebtedness of a Wholly-Owned Subsidiary in which the Underlying Investment Company (or its respective master fund) invests as its own. In addition, the expenses of the Wholly-Owned Subsidiary are included in the total annual fund operating expenses in the prospectus of the relevant Underlying Investment Company. Because of the nature of its holdings, a Wholly-Owned Subsidiary may not rely on Sections 3(c)(1) or 3(c)(7) of the Act to exempt it from registration as an investment company. Nonetheless, for the avoidance of doubt, Applicants request that, as provided in Condition 12 below, these types of investments be permitted even if they did rely on those Sections.

In the case of those Underlying Funds that may operate using a master-feeder structure, having a Fund of Funds as an investor could result in a three-tier arrangement (a Fund of Funds investing in a feeder fund investing in a master fund). However, the Applicants do not believe that this will result in an overly complex structure, because the master-feeder arrangement is entirely transparent. For any investor, whether a Fund of Funds or any other investor, an investment in an Underlying Fund that was a feeder fund in a master-feeder arrangement would be no different than investing in an Underlying Fund that does not use a master-feeder arrangement (i.e., an Underlying Fund that invests directly in portfolio securities).

B.	Section 17(a) Relief

1.	Explanation of Section 17(a)

Applicants also seek, pursuant to Sections 6(c) and 17(b) of the Act, an exemption granting relief from the provisions of Section 17(a) of the Act to permit Underlying Funds to sell their shares to Funds of Funds and, to the extent applicable, redeem their shares from Funds of Funds as and to the extent described in this Application.

Section 17(a) of the Act prohibits the purchase or sale of securities between a registered investment company and its affiliated persons or affiliated persons of such persons. An “affiliated person” of another person is defined in Section 2(a)(3) of the Act as:

(A) any person directly or indirectly owning, controlling or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

The sale of shares by the Underlying Funds to the Funds of Funds and the purchase of those shares from the Funds of Funds by the Affiliated Open-End Investment Companies, Unaffiliated Open-End Investment Companies, and Underlying UITs (through redemptions) could be deemed to be principal transactions between an affiliated person of a registered investment company and that company under Section 17(a) of the Act.14 For example, the Funds of Funds and the Affiliated Funds may be deemed to be under the common control of the Adviser and therefore affiliated persons of one another. A Fund of Funds and an Unaffiliated Fund also may be deemed to be affiliated persons of one another if the Fund of Funds owns 5% or more of such Unaffiliated Fund’s outstanding voting securities. Accordingly, the sale of shares by Unaffiliated Open-End Investment Companies and Unaffiliated UITs to Funds of Funds and the redemption of those shares by the Funds of Funds may be deemed to violate Section 17(a) of the Act. Similarly, the participation by the Fund of Funds in a follow-on offering of any Unaffiliated Closed-End Investment Company may be deemed to violate Section 17(a) of the Act.15

2.	Request for an Order of Exemption Pursuant to Sections 17(b) and 6(c)

Section 17(b) of the Act permits the Commission to grant an order permitting such transactions as otherwise might be prohibited under Section 17(a) of the Act if the Commission finds that: (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policies of each Fund of Funds and each Underlying Fund; and (3) the proposed transaction is consistent with the general purposes of the Act.

Additionally, Section 6(c) of the Act provides:

The Commission, by rules and regulations upon its own motion, or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of this title.

14 Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of shares of an Underlying Fund, or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by an Underlying Fund of its shares to a Fund of Funds may be prohibited by Section 17(e)(1) of the Act. The FOF Participation Agreement also will include this acknowledgement.

15 Applicants would not require relief from Section 17(a) for secondary market transactions in the shares of any Unaffiliated Fund that operates as an ETF or closed-end fund, regardless of whether the Fund of Funds and such Unaffiliated Funds may be deemed to be affiliated persons.

The Commission has routinely granted relief from Section 17(a) to permit registered open-end funds to sell their shares to other registered open-end funds, which supports Applicants’ request for relief to permit sales by Unaffiliated Open-End Investment Companies and Affiliated Open-End Investment Companies to a Fund of Funds. Applicants do not believe that the policy considerations for relief from Section 17(a) are any different in the context of sales by any Underlying Fund that is not an open-end fund to a Fund of Funds. There is only one type of sales transaction by an Unaffiliated Closed-End Investment Company or Affiliated Closed-End Investment Company that would require relief from Section 17(a) — namely, an underwritten initial or follow-on offering made by such Unaffiliated Closed-End Investment Company or Affiliated Closed-End Investment Company. In such a transaction, the Unaffiliated Closed-End Investment Company or Affiliated Closed-End Investment Company’s shares must, as a regulatory matter, be priced at net asset value per share (“NAV”) (plus the cost of any distributing commission or discount), unless the offering fits within a narrow range of exceptions that are designed to limit overreaching by the selling fund. For this reason — namely, NAV pricing — Applicants do not believe that Section 17(a) relief to permit sales of shares by Unaffiliated Closed-End Investment Companies or Affiliated Closed-End Investment Companies presents any different concerns or considerations than are presented in connection with Section 17(a) relief to permit sales of shares by Unaffiliated Open-End Investment Companies and/or Affiliated Open-End Investment Companies to Funds of Funds. Thus, Applicants believe that the policy considerations support the relief requested from Section 17(a).

Applicants believe that the proposed transactions described in this Application satisfy the requirements for relief under both Sections 17(b) and 6(c) as the terms are fair and reasonable and do not involve overreaching. The terms upon which any Underlying Fund will sell its shares to or purchase its shares from a Fund of Funds will be in accordance with the rules and regulations under the Act. Finally, Applicants submit that the proposed transactions will be consistent with the policies of each Fund of Funds and each Underlying Fund and with the general purposes of the Act.16 The investment by a Fund of Funds in shares of each type of Underlying Fund and the issuance of shares of each type of Underlying Fund to a Fund of Funds will be effected in accordance with the investment policies contained in the registration statement of such Fund of Funds and such Underlying Funds, respectively.

16 The Applicants note that a Fund of Funds generally would purchase and sell shares of an Underlying Fund that operates as an ETF or closed-end fund through secondary market transactions rather than through principal transactions with the Underlying Fund. Applicants nevertheless request relief from Sections 17(a)(l) and (2) to permit each ETF or closed-end fund that is an affiliated person, or an affiliated person of an affiliated person, as defined in Section 2(a)(3) of the Act, of a Fund of Funds to sell shares to or redeem shares from the Fund of Funds. This includes, in the case of sales and redemptions of shares of ETFs, the in-kind transactions that accompany such sales and redemptions. The Applicants are not seeking relief from Section 17(a) for, and the Requested Relief will not apply to, transactions where an ETF, BDC or closed-end fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds because an investment adviser to the ETF, BDC or closed-end fund or an entity controlling, controlled by or under common control with the investment adviser to the ETF, BDC or closed-end fund, is also an investment adviser to the Fund of Funds.

V.        precedents in support of the request for exemption

The Commission has granted exemptive orders to certain ETF groups and mutual fund complexes who sought relief for (a) fund of funds arrangements with both affiliated and unaffiliated investment companies, and (b) affiliated fund of funds to invest in financial instruments that may not be securities within the meaning of the Act, and whose requests for relief included conditions substantially similar to those included in this Application. Also, Applicants note that recently the Commission has issued orders on applications for relief virtually identical to that requested by the Applicants relating to investments in closed-end investment companies, including business development companies. See, In the Matter of MassMutual Select Funds, et al., Investment Company Act Release Nos. 33675 (October 23, 2019) (notice) and 33686 (November 18, 2019) (order); In the Matter of ETFis Series Trust I, et al., Investment Company Act Release Nos. 33622 (September 11, 2019) (notice) and 33655 (October 8, 2019) (order); In the Matter of Forum Funds, et al., Investment Company Act Release Nos. 33587 (August 12, 2019) (notice) and 33618 (September 9, 2019) (order); In the Matter of Symmetry Panoramic Trust and Symmetry Partners, LLC, Investment Company Act Release Nos. 33317 (December 6, 2018) (notice) and 33364 (February 1, 2019) (order); In the Matter of Ares Credit and Income Trust and Ares Capital Management III LLC, Investment Company Act Release Nos. 33243 (September 21, 2018) (notice) and 33275 (October 17, 2018) (order); In the Matter of Innovator ETFs Trust, et al., Investment Company Act Release Nos. 33214 (August 24, 2018) (notice) and 33238 (September 19, 2018) (order); In the Matter of Goldman Sachs Trust, et al., Investment Company Act Release Nos. 33137 (June 27, 2018) (notice) and 33166 (July 24, 2018) (order); In the Matter of Morningstar Funds Trust, et al., Investment Company Act Release Nos. 33005 (February 15, 2018) (notice) and 33044 (March 13, 2018) (order); In the Matter of Northern Lights Fund Trust and Pacific Financial Group, LLC, Investment Company Act Release Nos. 32973 (January 23, 2018) (notice) and 33008 (February 21, 2018) (order); In the Matter of Consulting Group Capital Markets Funds and Consulting Group Advisory Services LLC, Investment Company Act Release Nos. 32940 (December 15, 2017) (notice) and 32966 (January 9, 2018) (order); In the Matter of Franklin Fund Allocator Series, et al., Investment Company Act Release Nos. 32669 (June 5, 2017) (notice) and 32722 (July 3, 2017) (order); In the Matter of Aspirant Trust, et al, Investment Company Act Release Nos. 32634 (May 11, 2017) (notice) and 32672 (June 6, 2017) (order); In the Matter of Allianz Funds Multi-Strategy Trust and Allianz Global Investors U.S. LLC, Investment Company Act Release Nos. 32533 (March 15, 2017) (notice) and 32598 (April 11, 2017) (order); In the Matter of Brinker Capital Destinations Trust, et al., Investment Company Act Release Nos. 32478 (February 14, 2017) (notice) and 32534 (March 16, 2017) (order); In the Matter of USAA Asset Management Company, et al., Investment Company Act Release Nos. 32474 (February 9, 2017) (notice) and 32525 (March 7, 2017) (order).

The Applicants do not see any policy reason to restrict Section 12(d)(1) exemptive relief to investments in, in addition to UITs, open-end funds only. Indeed, the Applicants believe that, in one respect, a Fund of Funds’ investments in closed-end funds raise less concern under Section 12(d) than do investments in open-end funds. One of the principal concerns intended to be addressed by Section 12(d) is the potential for a fund of funds to exercise undue influence over the management and operation of an Underlying Fund through the threat of large-scale redemptions. This concern is not applicable to a Fund of Funds’ investments in closed-end funds because closed-end funds do not issue redeemable securities. Rather, sales can only be effected through transactions in the secondary market. Because these sales would neither require the closed end fund to alter nor deplete assets of the closed-end fund, a Fund of Funds should not be able to influence the management or operation of a closed-end fund through threats of large-scale redemptions of shares. On the other hand, as noted above, with respect to closed-end funds, concerns arise that Unaffiliated Closed-End Investment Companies may be unduly influenced by a holder’s ability to vote a large block of stock. Condition 1, however, protects Underlying Funds from such undue influence by requiring that the Group and any Subadviser Group either pass-through voting rights to their shareholders or mirror vote, as applicable, any interest in any Unaffiliated Closed-End Investment Company.

With respect to the other concerns designed to be addressed by Section 12(d)(1), including layering of fees and expenses, and unnecessary complexity, the Applicants believe the conditions appropriately address these concerns regardless of whether the Underlying Funds are closed-end funds (including business development companies) or open-end funds. With respect to the layering of fees, Condition 11 imposes various limitations on sales charges and service fees. In addition, Applicants recognize that shares of closed-end funds are generally purchased in the secondary market without sales loads (although a brokerage commission may be incurred) and closed-end funds do not pay Rule 12b-1 fees. Accordingly, there is no concern of layering of sales loads and 12b-1 fees when the Underlying Fund is a closed-end fund.

Further, as in the case of Underlying Funds that are open-end funds, Underlying Funds that are closed-end investment companies will have their own operating expenses, including advisory fees. Shareholders in a Fund of Funds will indirectly pay their proportionate share of the fees and expenses of the Underlying Fund, regardless of whether the Underlying Fund is an open-end fund or a closed-end fund. To address the concerns of potential duplicative fees, Condition 9 requires the Board of each Fund of Funds, including a majority of the Independent Trustees, to find that the advisory fees are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contracts of any Underlying Fund. The Applicants note that the Fund of Funds will have to disclose the indirect fees of an acquired fund incurred regardless of whether the Underlying Fund is an open-end fund or closed-end fund under current disclosure requirements. Condition 10 also requires the Adviser to waive certain fees received from the Fund of Funds in an amount at least equal to any compensation received from the Underlying Fund (including a closed-end fund) in connection with the Fund of Funds’ investment. As closed-end funds do not pay 12b-1 fees and generally are purchased in the secondary market without sales loads, the opportunities for the Adviser to receive compensation from such Underlying Funds appear more limited than if the Underlying Fund were an open-end fund.

In addition, with respect to unnecessary complexity, Condition 12 addresses such concern. Condition 12 generally will limit the Fund of Funds’ structure to two layers of funds, regardless of whether the Underlying Fund is an open-end or closed-end fund. More specifically, Condition 12, in general terms, precludes the Underlying Fund from acquiring the securities of another investment company, or any company relying on Section 3(c)(1) or 3(c)(7) of the Act, in excess of the limits set forth in Section 12(d)(1)(A), subject to certain limited exceptions. Accordingly, the Underlying Fund (whether a closed-end or open-end fund) cannot itself be a fund of funds. Additional complexity is not added by virtue of the Underlying Fund being a closed-end fund. In light of the above, the Applicants believe the conditions in this Application appropriately address the concerns of layering of fees and unnecessary complexity, whether the Underlying Fund is an open-end fund or a closed-end fund. Applicants note that investment companies that are advised by the Adviser, and that are not relying on the Requested Relief, or companies controlled by such investment companies, will not hold an investment in any Unaffiliated Closed-End Investment Company beyond the limits imposed by section 12(d)(1)(C) of the Act (including for this purpose holdings of any investment company relying on the relief).

Further, the Applicants note that the Commission has granted Section 12(d)(1) exemptive relief similar to that requested in this Application to funds of funds organized as UITs, which extends to investments in both open-end and closed-end funds.17 The Applicants have reviewed the conditions imposed in the Prior UIT Orders and the reasons therefor and believe they are comparable to those contained in this Application. Distinctions between UITs and the Funds of Funds, however, raise questions regarding whether the Funds of Funds’ investments in closed-end funds implicate greater concerns with respect to (i) the layering of fees and expenses; and (ii) the exercise of undue influence over Underlying Funds. As discussed above, Applicants believe that the proposed conditions in this Application adequately address these two concerns. With respect to layering of fees and expenses, because UITs have unmanaged portfolios, they do not charge advisory fees and thus the layering of advisory fees is not a concern. While the Funds of Funds do charge advisory fees, the Applicants believe that Condition 9, discussed above, adequately addresses this concern because it would require that the Board of each Fund of Funds, including a majority of the Independent Trustees, find that the advisory fees charged under the advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds invests, including any closed-end Underlying Fund.18 With respect to undue influence, in the context of a UIT, the possibility exists that a depositor or sponsor could use its ability to control the secondary markets in units of a UIT to exercise undue control over an underlying fund. Specifically, a depositor or sponsor could potentially accumulate a large position in a UIT and threaten to redeem such a position or cause large-scale redemptions by ceasing to maintain a secondary market in units, with adverse consequences to the UIT’s underlying fund investments. This concern is not present in the case of the Funds because the Funds, the Adviser and their affiliates do not maintain a secondary market in the Funds’ shares.19 Also, as discussed above, a Fund of Funds may exercise undue influence over a closed-end fund through the voting of shares. This concern may be greater with respect to the Funds of Funds investing in closed-end funds rather than with respect to UITs investing in closed-end funds, but, as discussed above in this Application, the Applicants believe that Condition 1 adequately addresses this concern. Based on the foregoing, notwithstanding the differences between UITs and the Funds of Funds discussed above, the Applicants believe that the Prior UIT Orders support the view that the conditions included in the Application adequately address the concerns underlying Section 12(d)(1) as they relate to investments in closed-end funds.

The Commission also has granted exemptive orders to other applicants whose requests for relief included underlying funds that invested in wholly-owned subsidiaries for tax purposes.20

VI.        Conclusion

Based upon the foregoing, Applicants believe that it is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act to issue an order (i) pursuant to Section 12(d)(1)(J) for an exemption from the provisions of Sections 12(d)(1)(A), 12(d)(1)(B), and 12(d)(1)(C), and (ii) pursuant to Sections 6(c) and 17(b) for an exemption from the provisions of Section 17(a).

17 See, e.g., In the Matter of Matrix Capital Group, Inc., et al., Investment Company Act Release Nos. 26173 (Sept. 4, 2003) (notice) and 26197 (Sept. 30, 2003) (order); In the Matter of Nuveen Investments, et al., Investment Company Act Release Nos. 24892 (Mar. 13, 2001) (notice) and 24930 (Apr. 6, 2001) (order); and In the Matter of Van Kampen Funds Inc. and Van Kampen Focus Portfolios, Investment Company Act Release Nos. 24548 (June 29, 2000) (notice) and 24566 (July 25, 2000) (order) (“Prior UIT Orders”).

18 With respect to fees payable by a Fund of Funds to the Fund of Funds’ Adviser or Subadviser, sales charges and/or service fees, Applicants assert that the issues raised where the fund of funds is a UIT do not differ substantially from the issues raised where the fund of funds is a Fund of Funds, and the conditions in the Prior UIT Orders addressing these fees are substantially similar to Conditions 10 and 12 of this Application, discussed above.

19 The threat of large-scale redemptions of the Underlying Fund’s securities is another potential channel for the exercise of undue influence, and another consequence of the unmanaged nature of UITs is that the threat of large-scale redemptions is mitigated. However, as discussed above, even where the fund of funds is managed, this concern is of little relevance to closed-end Underlying Funds.

20 See, e.g., In the Matter of Franklin Fund Allocator Series, et al., Investment Company Act Release Nos. 32669 (June 5, 2017) (notice) and 32722 (July 3, 2017) (order); In the Matter of Janus Investment Fund, et al., Investment Company Act Release Nos. 31753 (Aug. 13, 2015) (notice) and 31808 (Sept. 9, 2015) (order); In the Matter of Goldman Sachs ETF Trust, et al., Investment Company Act Rel. No. 31427 (Jan. 26, 2015) (notice) and 31466 (Feb. 23, 2015) (order); In the Matter of AQR Capital Management, LLC, et al., Investment Company Act Release Nos. 30128 (Jul. 3, 2012) (notice) and 30153 (Jul. 26, 2012) (order).

VII.        Applicants’ Conditions

Applicants agree that the order granting the requested Funds of Funds Relief shall be subject to the following conditions:

1.      The members of the Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act. The members of a Subadviser Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act. With respect to a Fund’s investment in an Unaffiliated Closed-End Investment Company, (i) each member of the Group or Subadviser Group that is an investment company or an issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act will vote its shares of the Unaffiliated Closed-End Investment Company in the manner prescribed by Section 12(d)(1)(E) of the Act and (ii) each other member of the Group or Subadviser Group will vote its shares of the Unaffiliated Closed-End Investment Company in the same proportion as the vote of all other holders of the same type of such Unaffiliated Closed-End Investment Company’s shares. If, as a result of a decrease in the outstanding voting securities of any other Unaffiliated Fund, the Group or a Subadviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of such Unaffiliated Fund, then the Group or the Subadviser Group (except for any member of the Group or the Subadviser Group that is a Separate Account) will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares. A Registered Separate Account will seek voting instructions from its Contract Owners and will vote its shares of an Unaffiliated Fund in accordance with the instructions received and will vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received. An Unregistered Separate Account will either: (i) vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares; or (ii) seek voting instructions from its Contract Owners and vote its shares in accordance with the instructions received and vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received. This condition will not apply to a Subadviser Group with respect to an Unaffiliated Fund for which the Subadviser or a person controlling, controlled by, or under common control with the Subadviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated UIT).

2.        No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

3.        The Board of each Fund of Funds, including a majority of the Independent Trustees, will adopt procedures reasonably designed to ensure that the Adviser and any Subadviser to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration received by the Fund of Funds or Fund of Funds Affiliate from an Unaffiliated Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions.

4.        Once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated Investment Company, including a majority of the Independent Trustees, will determine that any consideration paid by the Unaffiliated Investment Company to a Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).

5.         No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated UIT) will cause an Unaffiliated Fund to purchase a security in any Affiliated Underwriting.

6.        The Board of an Unaffiliated Investment Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Investment Company will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Investment Company. The Board of the Unaffiliated Investment Company will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

7.        Each Unaffiliated Investment Company will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth (1) the party from whom the securities were acquired, (2) the identity of the underwriting syndicate’s members, (3) the terms of the purchase, and (4) the information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

8.        Prior to its investment in shares of an Unaffiliated Investment Company in excess of the limit set forth in Section 12(d)(1)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Investment Company will execute an FOF Participation Agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit set forth in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment. At such time, the Fund of Funds will also transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list as soon as reasonably practicable after a change occurs. The Unaffiliated Investment Company and the Fund of Funds will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9.        Before approving any advisory contract under Section 15 of the Act, the Board of each Fund of Funds, including a majority of the Independent Trustees, shall find that the advisory fees charged under the advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest. Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.

10.        The Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to Rule 12b-1 under the Act) received from an Unaffiliated Fund (or its Wholly-Owned Subsidiary) by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or its affiliated person by the Unaffiliated Investment Company (or its Wholly-Owned Subsidiary), in connection with the investment by the Fund of Funds in the Unaffiliated Fund. Any Subadviser will waive fees otherwise payable to the Subadviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Subadviser, or an affiliated person of the Subadviser, from an Unaffiliated Fund (or its Wholly-Owned Subsidiary), other than any advisory fees paid to the Subadviser or its affiliated person by the Unaffiliated Investment Company (or its Wholly-Owned Subsidiary), in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Subadviser. In the event that the Subadviser waives fees, the benefit of the waiver will be passed through to the applicable Fund of Funds.

11.       With respect to Registered Separate Accounts that invest in a Fund of Funds, no sales load will be charged at the Fund of Funds level or at the Underlying Fund level. Other sales charges and service fees, as defined in FINRA Rule 2341, if any, will only be charged at the Fund of Funds level or at the Underlying Fund level, not both. With respect to other investments in a Fund of Funds, any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in FINRA Rule 2341.

12.        No Underlying Fund (or its respective master fund) will acquire securities of any other investment company, or company relying on Section 3(c)(1) or 3(c)(7) of the Act, in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund (or its respective master fund): (a) acquires such securities in compliance with Section 12(d)(1)(E) of the Act and is either an Affiliated Fund or is in the same “group of investment companies” as its corresponding master fund; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund (or its respective master fund) to (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions; or (d) invests in a Wholly-Owned Subsidiary that is a wholly-owned and controlled subsidiary of the Underlying Fund (or its respective master fund) as described in the Application. Further, no Wholly-Owned Subsidiary will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act other than money market funds that comply with Rule 2a-7 for short-term cash management purposes.

VIII.        Procedural Matters

All actions necessary to authorize the execution and filing of this Application have been taken and the persons signing and filing this Application are authorized to so sign and file the same. Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is indicated on the cover page of this Application.  Applicants further request that all communications concerning this Application should be sent to:

Eric D. Simanek, Esq.

Sullivan & Worcester LLP

1666 K Street, N.W.

Washington, D.C. 20006

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

IX.       Request for Order of Exemption

For the foregoing reasons, Applicants request that the Commission enter an order pursuant to Sections 6(c), 12(d)(1)(J), and 17(b) of the Act granting the relief sought by this Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the Act.

[Remainder of page intentionally blank.]

X.        Authorization and Signatures

Pursuant to Rule 0-2(c) under the Act, each Applicant hereby represents that the undersigned is authorized to file this Application and any further amendments thereto in the name of and on behalf of the respective Applicant. The items required by Rule 0-2(c) under the Act are attached hereto as Exhibit A. The verifications required by Rule 0-2(d) under the Act are attached hereto as Exhibit B.

ETF MANAGERS GROUP LLC

By:	/s/ Samuel Masucci, III
Name:	Samuel Masucci, III
Title:	Chief Executive Officer

Date: January 6, 2020

ETF MANAGERS TRUST

By:	/s/ Samuel Masucci, III
Name:	Samuel Masucci, III
Title:	President

Date: January 6, 2020

XI.        exhibit index

A.	Authorizations required pursuant to Rule 0-2(c).

B.	Verifications required pursuant to Rule 0-2(d).

EXHIBIT A-1

AUTHORIZATION OF

ETF MANAGERS TRUST

The undersigned hereby certifies that he is the duly elected Secretary of ETF Managers Trust (the “Trust”); that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, the rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the Agreement and Declaration of Trust and By-laws of the Trust have been taken and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the following is a complete, true and correct copy of the resolutions duly adopted by the Board of Trustees of the Trust on December 17, 2019 in accordance with the By-laws of the Trust and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the appropriate officers of the Trust are, and each of them acting individually hereby is, authorized to prepare and file with the U.S. Securities and Exchange Commission (the “Commission”), on behalf of the Trust and in its name, an application for an order of exemption under Section 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the “1940 Act”), for exemptions from Sections 12(d)(1)(A), 12(d)(1)(B), and 12(d)(1)(C) of the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act exempting certain transactions from Section 17(a) of the 1940 Act, (such application, the “Exemptive Application” and such order of exemption, an “Order of Exemption”); and it is

FURTHER RESOLVED, that the officers of the Trust be, and each hereby is, authorized and directed to take such additional actions and to execute and deliver on behalf of the Trust such other documents or instruments as he or she deems necessary or appropriate in furtherance of the above resolution, including, without limitation, the preparation, execution, and filing of any necessary or appropriate amendment(s) or supplement(s) to the Exemptive Application, his or her authority therefor to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document or instrument; and it is

FURTHER RESOLVED, that upon issuance of an Order of Exemption by the Commission in accordance with the terms and conditions of the Exemptive Application, as amended, the Trust and its series are authorized to act in accordance with the provisions of the Exemptive Application, as amended, and the related Order of Exemption.

ETF MANAGERS TRUST

By:	/s/ Samuel Masucci, III
Name:	Samuel Masucci, III
Title:	Secretary

EXHIBIT A-2

AUTHORIZATION OF

ETF MANAGERS GROUP LLC

The undersigned hereby certifies that he is the duly elected Chief Executive Officer of ETF Managers Group LLC; that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application have been taken and that as Chief Executive Officer of ETF Managers Group LLC, he is authorized to execute and file the Application on behalf of ETF Managers Group LLC.

ETF MANAGERS GROUP LLC

By:	/s/ Samuel Masucci, III
Name:	Samuel Masucci, III
Title:	Chief Executive Officer

EXHIBIT B-1

VERIFICATION

ETF MANAGERS TRUST

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of ETF Managers Trust, that he is the President of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ETF MANAGERS TRUST

By:	/s/ Samuel Masucci, III
Name:	Samuel Masucci, III
Title:	President

EXHIBIT B-2

VERIFICATION

ETF MANAGERS GROUP LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of ETF Managers Group LLC, that he is the Chief Executive Officer of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ETF MANAGERS GROUP LLC

By:	/s/ Samuel Masucci, III
Name:	Samuel Masucci, III
Title:	Chief Executive Officer